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                                                      Travelscape.com, Inc.
                                                      8951 West Sahara Avenue
                                                      Las Vegas, NV 89117-5826
                                                      August 23, 1999



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attn: Michelle Anderson

     Re:  TRAVELSCAPE.COM, INC. (the "Company")
          WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-77073)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we are hereby applying for the withdrawal of the above referenced registration statement from your review. The Company has elected not to proceed with the offering related to the above referenced registration statement due to general market conditions and a determination by the Company that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Common Stock were made pursuant to the above referenced registration statement.

     Please acknowledge receipt of this letter by stamping the courtesy copy of this letter provided by overnight mail with the date of filing and returning it to the undersigned in the envelope provided therewith.

     If you have any questions or comments, please call Kelly Boyd at (650) 493-9300 or the undersigned at (702) 792-3811.

                                          Very truly yours,

                                          /s/ Jeffrey A. Marquis
                                          ----------------------
                                          Jeffrey A. Marquis,
                                          Chief Financial Officer


cc:  Judith P. Badua, Nasdaq Stock Market